As filed with the Securities and Exchange Commission on November 21, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

POWERWAVE TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	11-2723423
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1801 E. St. Andrew Place

Santa Ana, California 92705

(714) 466-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ronald J. Buschur

President and Chief Executive Officer

Powerwave Technologies, Inc.

1801 E. St. Andrew Place

Santa Ana, California 92705

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark L. Skaist, Esq. Ryan C. Wilkins, Esq. Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000	Dayan Rosen, Esq. Matthew S. O’Loughlin, Esq. Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor Costa Mesa, California 92626 (714) 371-2500

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.0001 per share	3,750,000	$0.32	$1,200,000	$163.68

(1)	The Registrant is hereby registering for resale: (a) 3,750,000 shares of the registrant’s common stock issuable upon the exercise of warrants to purchase common stock issued or to be issued pursuant to a Credit Agreement entered into by the registrant on September 11, 2012; and (b) pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, an indeterminate number of additional shares of common stock that may be issuable with respect to the shares being registered hereunder as a result of the operation of the anti-dilution provisions set forth in such warrants to purchase common stock.
(2)	The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) promulgated under the Securities Act of 1933, as amended, using the high and low prices of the registrant’s common stock as reported on The NASDAQ Global Select Market on November 16, 2012, which was $0.32 per share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 21, 2012

PROSPECTUS

POWERWAVE TECHNOLOGIES, INC.

3,750,000 SHARES OF COMMON STOCK

OFFERED BY SELLING STOCKHOLDERS

This prospectus relates to the offer and sale, from time to time following the date hereof, of up to 3,750,000 shares of the common stock, par value $0.0001 per share, of Powerwave Technologies, Inc. (the “Company”, “we”, “us” or “our”) by the stockholder listed in this prospectus in the section entitled “Selling Stockholders.” These shares are issuable upon the exercise of warrants that were issued, or may, upon the satisfaction of certain conditions, be issued, in connection with the Credit Agreement, dated September 11, 2012, entered into by and between the Company and P-Wave Holdings, LLC (an affiliate of The Gores Group, LLC). Accordingly, P-Wave Holdings, LLC is listed as the “Selling Stockholder” in this prospectus.

We are registering the shares for resale by the Selling Stockholder as required by the Registration Rights Agreement, dated September 11, 2012, by and between the Company and the Selling Stockholder. However, the registration of the shares does not necessarily mean that any of such shares will be offered or sold by the Selling Stockholder. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale by the Selling Stockholder of shares under this prospectus.

The Selling Stockholder may sell the shares of common stock described in this prospectus in public or private transactions, on or off The NASDAQ Global Select Market, at prevailing market prices, or at privately negotiated prices. The Selling Stockholder may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder. We have agreed to bear the expenses in connection with the registration and sale of the common stock offered by the Selling Stockholder pursuant to this prospectus. See the section in this prospectus entitled “Plan of Distribution” beginning on page 15 for additional information on how the Selling Stockholder may conduct sales of our common stock.

Our common stock currently is traded on The NASDAQ Global Select Market under the symbol “PWAV.” On November 16, 2012, the closing price of our common stock was $0.32 per share.

Investing in these securities involves a high degree of risk. Before deciding whether to invest in these securities, you should consider carefully the risks that we have described under the heading “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 21, 2012.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC” or the “Commission”). Under the registration statement, the Selling Stockholder may, from time to time following the date hereof, offer and sell shares of our common stock pursuant to this prospectus. It is important for you to read and consider all of the information contained in this prospectus and any applicable prospectus supplement before making any decision whether to invest in our common stock by purchasing shares in this offering. You should also read and consider the information contained in the documents that we have incorporated into this prospectus by reference, as described in “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus.

We have not authorized anyone to give or provide any information different from the information that is contained or incorporated by reference into this prospectus or any accompanying prospectus supplement in connection with the offer made by this prospectus or by any accompanying prospectus supplement and, if given, such information must not be relied upon as having been made or authorized by us. Neither the delivery of this prospectus nor any accompanying prospectus supplement nor any sale made hereunder or thereunder shall under any circumstances create an implication that there has been no change in our business, financial condition, results of operations or prospects since the date of this prospectus or of any such prospectus supplement.

This prospectus or any accompanying prospectus supplement does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference herein or therein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “expect,” “believe,” “estimate,” “anticipate,” “intend,” “continue,” or similar terms, variations of such terms or the negative of such terms, although not all forward-looking statements contain those words. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. All statements contained or incorporated by reference in this prospectus, any prospectus supplement and any related free writing prospectuses regarding our future strategy, future operations, projected financial position, estimated future revenues, projected costs, future prospects, the future of our industries and results that might be obtained by pursuing management’s current plans and objectives are forward-looking statements.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this prospectus, the date of any prospectus supplement or, in the case of forward-looking statements incorporated by reference, as of the date of the filing that includes the statement. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our security holders. We do not undertake and specifically decline any obligation to update any forward-looking statements or to publicly announce the results of any revisions to any statements to reflect new information or future events or developments.

ABOUT THE COMPANY

This summary description of us and our business highlights selected information about us contained elsewhere in this prospectus or incorporated herein by reference. This summary may not contain all of the information about us that you should consider before buying securities in this offering. You should carefully read this entire prospectus and any applicable prospectus supplement, including each of the documents incorporated herein by reference, before making an investment decision. Investing in our securities involves risks. You are encouraged to carefully consider the information provided under the caption “Risk Factors” starting on page 8.

Overview

We are a global supplier of end-to-end wireless solutions for wireless communications networks. Our business consists of the design, manufacture, marketing and sale of products to improve coverage, capacity and data speed in wireless communications networks. Our principal products include antennas, boosters, combiners, cabinets, shelters, filters, radio frequency power amplifiers, remote radio head transceivers, repeaters, tower-mounted amplifiers and advanced coverage solutions. These products are utilized in major wireless networks throughout the world, which support voice and data communications by use of cell phones and other wireless communication devices. We sell our products to both original equipment manufacturers, who incorporate our products into their proprietary base stations (which they then sell to wireless network operators), and directly to individual wireless network operators for deployment into their existing networks. We have also started marketing in new markets such as government, public safety, military and homeland security.

We believe that our future success depends upon continued growth in demand for wireless services, as well as our ability to broaden our customer base and the markets in which we compete. For the fiscal year ended January 1, 2012, our largest customers included an original equipment manufacturer, Nokia Siemens Networks, which accounted for approximately 16% of our sales, and two of our regional resellers, KMM Communications (formerly, Team Alliance) and Raycom, which represented 16% and 11% of sales for the year, respectively. As a result of the significant amount of business that we conduct with these customers, they have the ability to significantly impact our financial results in several ways, including without limitation, demanding price reductions and reducing or threatening to reduce their business with us, transferring their business to other companies, slowing or reducing their purchases due to market conditions, or internalizing their operations. An example of an original equipment manufacturer customer who has significantly reduced its business with us is Nokia Siemens Networks, which reduced its business with us by 50% as compared to the prior fiscal year. The loss of any of these customers, or a significant loss, reduction or rescheduling of orders from these customers, or any other major customer, would have a material adverse effect on our business, financial condition and results of operations.

During fiscal 2011, our revenue declined by 25% compared to fiscal 2010, and during the second half of 2011 our revenues fell by over 55% as compared to the first half of 2011. For the first nine months of fiscal 2012, our revenues fell by 67% when compared to the first nine months of fiscal 2011. We believe that the continued reductions in our revenues in the first nine months of fiscal 2012 were due to several factors, including, significant slowdowns in spending by wireless network operators in several of our markets, including North America, Western and Eastern Europe and the Middle East. In addition, we experienced a significant reduction in demand from our original equipment manufacturing customers. In response to these reductions in revenues, we initiated several cost reduction measures to both lower our manufacturing costs and reduce our operating expenses. We cannot predict if such measures will be successful, and we may be required to further reduce operating expenses and manufacturing costs, or curtail certain aspects of our business, if there is continued reduction in demand by our customers.

We have experienced, and expect to continue to experience, declining average sales prices for our products. Consolidation among both original equipment manufacturers and wireless service providers has enabled such companies to place continual pricing pressure on wireless infrastructure manufacturers, which has resulted in downward pricing pressure on our products. In addition, ongoing competitive pressures and consolidation within the wireless infrastructure equipment market have put pressure on us to continually reduce the sales price of our products. Consequently, we believe that our gross margins may decline over time and that in order to maintain or improve our gross margins, we must reduce manufacturing costs, redesign our products to reduce their cost, reduce our overhead costs, as well as our operating expenses, and develop new products that incorporate advanced features that may generate higher gross margins. We may not be able to achieve the necessary cost and expense reductions or develop such products.

Business Strategy

Our strategy is to become the leading supplier of advanced solutions to the providers and users of wireless communications and includes the following key elements:

•

provide leading technology to the wireless communications infrastructure equipment industry through research and development that continues to improve our products’ technical performance while reducing our costs and establishing new levels of technical performance for the industry;

•	utilize our research and development efforts, along with our internal and external manufacturing and supply chain capabilities, to increase our productivity and lower our product costs;

•

leverage our position as a leading supplier of wireless communications products and coverage solutions to increase our market share and expand our relationships with both our existing customers and potential new customers in other markets such as government, public safety, the military and homeland security;

•	expand our customer base of wireless network operators; and

•	maintain our focus on the quality, reliability and manufacturability of our wireless communications products and coverage solutions.

Our focus on radio frequency technology and the experience we have gained through the implementation of our products in both analog and digital wireless networks throughout the world has enabled us to develop substantial expertise in wireless infrastructure equipment technology. We intend to continue to research and develop new methods to improve our product performance, including efforts to support future generation transmission standards. We believe that both our existing products and new products under development will enable us to expand our customer base by offering a broad range of products at attractive price points to meet the diverse requirements of wireless original equipment manufacturers and network operators. We also intend to leverage our product lines to attempt to expand our relationships with our existing customers and to add new customers and expand the markets in which we compete. We believe that we are able to respond quickly and cost-effectively to new transmission protocols and design specifications by obtaining components from numerous leading technology companies and utilizing various contract manufacturers. We also believe that our focus on the manufacturability of our product designs helps us to increase our productivity while reducing our product costs. We believe that this ability to offer a broad range of products represents a competitive advantage over other third-party manufacturers of wireless infrastructure equipment.

Markets

As a global supplier of end-to-end wireless solutions for wireless communication networks, our business consists of the design, manufacture, marketing and sale of products to improve coverage, capacity and data speed in wireless communication networks, including antennas, boosters, combiners, cabinets, shelters, filters, radio frequency power amplifiers, remote radio head transceivers, repeaters, tower-mounted amplifiers and advanced coverage solutions. These products are utilized in major wireless networks throughout the world that support voice and data communications by use of cell phones and other wireless communication devices. We sell such products to both original equipment manufacturers, who incorporate our products into their proprietary base stations (which they then sell to wireless network operators), and directly to individual wireless network operators for deployment into their existing networks. We have also started to market our products in new markets such as government, public safety, military and homeland security.

Our business depends upon the worldwide demand for wireless communication networks and the corresponding infrastructure spending by wireless network operators to support this demand. Today, the majority of the wireless network operators offer wireless voice and data services on what are commonly referred to as 2G, 2.5G or 3G networks. These wireless networks utilize common transmission protocols including Code Division Multiple Access, or CDMA, and Global System for Mobile, or GSM, both of which define different standards for transmitting voice and data within wireless networks. Within these transmission protocols, there are various improvements available to increase the speed of data transmission or to increase the amount of voice capacity in the network. These types of improvements are generally referred to as 2.5G and include upgrades to GSM, such as General Packet Radio Service, or GPRS, and Enhanced Data rates for Global Evolution, or EDGE. For CDMA networks, various upgrades are referred to as CDMA 1x, CDMA 2000 and CDMA EV/DO.

In recent years, the wireless voice and data transmission protocols commonly referred to as 3G have become commonplace in most developed markets. These transmission protocols provide significantly higher data rate transmission, with significant additional voice capacity and the ability to transmit high capacity information, such as video and internet access. The major 3G transmission protocol is known as Wideband Code Division Multiple Access, or WCDMA. This protocol is being utilized in the next generation of GSM networks, which are referred to as Universal Mobile Telecommunication Systems, or UMTS.

Recently, the new generations of wireless voice and data transmission protocols commonly referred to as 4G have become widely-publicized and are beginning to be deployed in certain operator networks. These new protocols have not been fully deployed and in some cases the full specifications have yet to be fully agreed upon by the various standard-setting bodies that establish and formalize such protocols. Examples of these types of 4G protocols are LTE, or Long Term Evolution and WiMAX, or Worldwide Interoperability for Microwave Access.

Recent Developments

Senior Secured Term Loan

Credit Agreement. On September 11, 2012, we entered into a Credit Agreement with P-Wave Holdings, LLC (an affiliate of The Gores Group, LLC), as the agent and the lender.

Pursuant to the Credit Agreement, the Selling Stockholder provided us an initial $35,000,000 senior secured term loan (the “Initial Draw”) and will, from time to time thereafter, make available to us additional senior secured term loans of up to $15,000,000 (the “Delayed Draws”), which we may request in one or more advances, subject to the satisfaction of certain closing conditions, including: (i) no event of default occurring or continuing under the Credit Agreement; (ii) prior payment in full of all fees and expenses due under the Credit Agreement and the Warrants (defined below); (iii) prior issuance of all Warrants due and payable under the Credit Agreement; and (iv) us providing the agent with evidence of our achievement of forecasted revenues for the fiscal quarter ended on or about January 1, 2013 (collectively, the “Closing Conditions”). The Credit Agreement further contemplates that the agent may make available to us incremental senior secured term loans in an aggregate amount not to exceed $100,000,000 (the “Incremental Loans”), for a total potential commitment of up to $150,000,000 in principal amount of term loans under the Credit Agreement. However, we are under no obligation to accept these Incremental Loans and there is no obligation on the part of the Selling Stockholder to make any Incremental Loans.

After taking into account the placement of $5,000,000 of the gross proceeds into a reserve account, and the payment of fees and expenses in connection with the Credit Agreement, we received net proceeds of approximately $26,840,000 pursuant to the Initial Draw. The proceeds will be used for working capital and general corporate purposes.

Interest will accrue on the term loans at a rate per annum equal to: (i) during the first year following the closing of the Initial Draw, 14.00%, with 4.00% payable in cash and 10.00% payable, at our option, in cash or in kind; and (ii) for the period following the first anniversary of the closing of the Initial Draw, 17.00%, with 7.00% payable in cash and 10.00% payable, at our option, in cash or in kind.

The term loans mature upon the earliest of: (i) the three year anniversary of the closing of the Initial Draw, or September 11, 2015; (ii) the occurrence of a “Fundamental Change” (as defined below); and (iii) July 1, 2014, if our indebtedness under our 3.875% Convertible Subordinated Notes due 2027 is not paid or exchanged prior to that date. A “Fundamental Change,” which is defined in the indenture governing our 2.75% Convertible Senior Subordinated Notes due 2041, generally includes: (i) a change in control transaction; (ii) the approval by the holders of our capital stock of any plan or proposal for the Company’s liquidation or dissolution; or (iii) the delisting of our common stock from the NASDAQ Stock Market, in each case with certain exceptions.

The Credit Agreement requires us to comply with certain financial covenants, including: (i) maintenance of certain minimum revenue thresholds for each fiscal quarter during the term of the Credit Agreement (unless earnings before interest, taxes, depreciation and amortization (“EBITDA”) and revenues for such fiscal quarter are in excess of specified thresholds for such quarter); (ii) maintenance of certain minimum EBITDA thresholds for each fiscal quarter during the term of the Credit Agreement beginning with the fiscal quarter ending on or about January 1, 2013; and (iii) maintenance of “Liquidity” (as defined in the Credit Agreement) of at least $5,000,000 during the term of the Credit Agreement. The Credit Agreement also limits the amount of our capital expenditures in any fiscal quarter, with certain limited exceptions.

In addition, the Credit Agreement includes certain other covenants, including: (i) requiring us to furnish to each lender certain financial statements, reports and other items described in the Credit Agreement; (ii) requiring us to maintain a system of accounting that enables us to produce financial statements in accordance with generally accepted accounting principles in the United States; (iii) restricting our ability to retain greater than $7,000,000 in accounts outside of the United States; (iv) prohibiting us from incurring or assuming any additional indebtedness or liens, subject to limited exceptions; (v) prohibiting us from making investments, subject to limited exceptions; (vi) prohibiting us from making certain restricted payments; (vii) prohibiting us from prepaying obligations with respect to certain outstanding indebtedness; and (viii) other customary covenants for a transaction of this nature.

Concurrently with the execution of the Credit Agreement, we entered into certain additional agreements and documents, including: (i) a Security Agreement, which grants the agent a security interest in substantially all of our assets (the “Security Agreement”); (ii) a Warrant to Purchase Common Stock, which provides for the issuance of warrants to purchase shares of common stock based upon amounts actually advanced under the Credit Agreement (the “Warrants”); and (iii) a Registration Rights Agreement providing for the registration of shares issuable upon exercise of the Warrants (the “Registration Rights Agreement”). The Security Agreement, the Warrants and the Registration Rights Agreement are each discussed in further detail below.

Security Agreement. Pursuant to the terms of the Security Agreement, we: (i) granted to the agent, on behalf of the lender, a first priority perfected security interest in substantially all of our assets, including all of our intellectual property rights; and (ii) pledged and delivered possession of all of the equity securities held by us in certain of our domestic subsidiaries and 66% of the equity securities of certain of our foreign subsidiaries. The Security Agreement further provides that, amongst other things, upon the occurrence and during the continuance of an Event of Default (as defined therein), the agent will become entitled to: (i) take possession of and sell our assets in order to recover the amounts due to the lenders under the Credit Agreement and any other amounts, fees or payments that may be due and payable to the lenders under the Credit Agreement or any related documents; and (ii) transfer the pledged securities into its name, vote those securities and, subject to applicable securities laws, sell those securities in order to recover amounts owed to it by us under the Credit Agreement.

Warrants to Purchase Common Stock. As consideration for the issuance of term loans pursuant to the Credit Agreement, we agreed to issue Warrants to purchase 75,000 shares of common stock for each $1,000,000 of principal amount actually advanced under the Credit Agreement. Accordingly, in connection with closing the Initial Draw, we issued Warrants to purchase 2,625,000 shares to agent. In the event that we satisfy the Closing Conditions and draw the entire $15,000,000 Delayed Draw amount, we will be obligated to issue Warrants to purchase an additional 1,125,000 shares to the agent.

The exercise price of the Warrants is $0.50, subject to adjustment as described below. The Warrants have a term of ten years.

In the event that we, at any time while any of the Warrants are outstanding, issue or sell additional shares of common stock for consideration per share less than the exercise price, then the exercise price in effect immediately prior to such issuance will be reduced based upon a formula set forth in the Warrants. The formula provides a customary “weighted-average exercise price” adjustment that could result in a decrease in the exercise price and a corresponding increase in the number of shares issuable upon conversion of the Warrants. The Warrants also contain customary provisions whereby, to the extent we pay stock dividends, effect stock splits or undertake certain other transactions, the number and exercise price of the shares underlying the Warrants will be proportionately adjusted.

Registration Rights Agreement. In connection with the issuance of the Warrants, we entered into the Registration Rights Agreement with the agent. Under the Registration Rights Agreement, we agreed to register with the SEC the shares of common stock underlying the Warrants (the “Warrant Shares”), so that the Warrant Shares may be publicly resold.

Liquidity and Going Concern

As of September 30, 2012, we had $16.3 million in unrestricted cash and cash equivalents available to support ongoing operations. During the nine months ended September 30, 2012, we used approximately $84.8 million of cash in operating activities.

Although we obtained the Initial Draw under the Credit Agreement in the third quarter of 2012, our significant negative cash flows from operations, declining revenue and cash expenses from restructuring activities in 2012 raise substantial doubt about our ability to continue as a going concern.

We plan to address this situation by implementing restructuring plans designed to reduce our operating expenses and manufacturing costs. We believe that our ability to have sufficient cash flows to continue as a going concern is dependent upon us: (1) meeting the fourth quarter revenue covenant of $60 million and complying with the other conditions to obtaining the $15 million Delayed Draw; (2) remaining in compliance with the financial covenants in the Credit Agreement throughout 2013; (3) successfully implementing restructuring actions; (4) significantly reducing our negative cash flows from operating activities; (5) successfully collecting billed and unbilled accounts receivable; and (6) having other net favorable working capital changes. However, should we be unsuccessful with one or more of these items, we believe that we will need to raise additional funding to continue as a going concern, which funding may not be available on acceptable terms or at all.

2012 Restructuring Activities

In September 2012, we committed to an additional restructuring plan targeted at lowering our breakeven targets, conserving cash and reducing our operating and manufacturing cost structure. The plan consists primarily of additional targeted headcount reductions, as well as office closures. On September 6, 2012, we began the initial implementation of this restructuring plan. We expect this additional workforce reduction to impact approximately 120 employees worldwide and anticipate that the workforce reductions will be completed during the fourth quarter of fiscal 2012, depending on specific employee notification requirements in various countries. The total accounting charges and cash expenditures related to the new restructuring plan are currently estimated to range between $2.0 million and $4.0 million, which principally relate to severance and other employee related costs that we expect to pay over the next 12 months in connection with the workforce reductions, as well as the remaining lease obligations for closed operating locations.

Divestiture of Chinese Manufacturing Facility

As part of our restructuring plan announced in February 2012, on April 24, 2012, our Chinese subsidiary, Filtronic Suzhou Telecommunications Products Co., Ltd. (“Filtronic Suzhou”), and Shenzhen Tatfook Technology Co. Ltd. (“Tatfook”) entered into a definitive agreement under which Tatfook acquired certain assets of our manufacturing facility in China. The purchased assets primarily related to our custom OEM BTS filter business. The consideration paid by Tatfook was $12.5 million in cash, of which $5.0 million was paid upon signing of the definitive asset purchase agreement and the remaining $7.5 million was paid at the closing of the transaction, which occurred on May 23, 2012. Tatfook is a global manufacturing service provider engaging in both radio frequency subsystem solutions and structural assembly in the application of mobile telecommunications base stations. In connection with the sale, we entered into a Supply Agreement with Tatfook, and we also entered into a License and Manufacturing Agreement (the “License Agreement”), under which we granted Tatfook the right to (i) manufacture certain of our antenna and tower-mounted amplifier products and (ii) exclusively sell such antenna and tower-mounted amplifier products in China.

In response to comments received by the Chinese tax authorities in their review of the License Agreement, on August 16, 2012, we and Tatfook amended the License Agreement (the “Amendment”) to provide that if Tatfook terminates the License Agreement because of a default by us, we will refund the prorated unearned portion of the license fee, on an after-tax basis, calculated on a straight line basis over the 7-year term of the License Agreement. The Amendment also clarifies that, amongst other items, Tatfook does not owe royalties to us on sales of the licensed products directly to us.

Compliance with NASDAQ Listing Rules

Minimum Bid Price. On June 15, 2012 we received a letter from The NASDAQ OMX Group (“NASDAQ”) notifying us that we failed to comply with NASDAQ Listing Rule 5450(a)(1) because the bid price for common stock, over the prior 30 consecutive business days, closed below the minimum $1.00 per share requirement for continued listing.

In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we have a period of 180 calendar days, or until December 12, 2012, to regain compliance with the NASDAQ minimum bid price rule. If at any time before December 12, 2012, the bid price of our common stock closes at or above $1.00 per share for a minimum of 10 consecutive business days, we will regain compliance with the minimum bid price rule, subject to NASDAQ’s discretion to increase this time period. If compliance with the minimum bid price rule cannot be demonstrated by December 12, 2012, NASDAQ will issue a Staff Delisting Determination Letter and our common stock will be subject to delisting from The NASDAQ Global Select Market.

In the event that we receive a NASDAQ Staff Delisting Determination Letter, NASDAQ rules permit us to appeal any delisting determination to a NASDAQ Hearings Panel. Alternatively, NASDAQ may permit us to transfer our common stock to The NASDAQ Capital Market if we satisfy the requirements for initial inclusion set forth in NASDAQ Listing Rule 5505, except for the bid price requirement. If our application for transfer is approved, we would have an additional 180 calendar days to comply with NASDAQ Listing Rule 5450(a)(1) in order to remain on The NASDAQ Capital Market.

The aforementioned NASDAQ letter has no immediate effect on the listing of our common stock. We will continue to monitor the bid price for our common stock and will continue to assess the various alternatives available to allow us to regain compliance with the minimum bid price rule.

Market Value of Publicly Held Shares. On September 7, 2012, we received an additional letter from NASDAQ notifying us that we failed to comply with NASDAQ Listing Rule 5450(b)(3)(C) because the market value of publicly held shares of our common stock had fallen below the minimum $15,000,000 requirement for continued listing for a period of at least 30 consecutive business days.

However, on September 26, 2012, we received a follow-up letter from NASDAQ notifying us that NASDAQ has determined that, for the 10 consecutive trading days from September 12, 2012 to September 25, 2012, the market value of publicly held shares of our common stock met the minimum $15,000,000 requirement for continued listing. Accordingly, NASDAQ confirmed that we have regained compliance with NASDAQ Listing Rule 5450(b)(3)(C).

Company Information

We were incorporated in Delaware in January 1985, under the name Milcom International, Inc., and we changed our name to Powerwave Technologies, Inc. in June 1996. Our main offices are located at 1801 E. St. Andrew Place, Santa Ana, California 92705, and our phone number is (714) 466-1000. More comprehensive information about us and our products is available through our worldwide website at www.powerwave.com. However, the information contained on our website, or other sites linked to it, is not incorporated by reference into this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risk factors set forth in the section entitled “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the SEC on November 9, 2012, and those set forth below, which update and should be read in conjunction with the risk factors set forth in such Quarterly Report, together with all of the other information (i) appearing in this prospectus or any prospectus supplement or (ii) incorporated by reference into this prospectus or any applicable prospectus supplement, in each case in light of your particular investment objectives and financial circumstances. Such risks are not the only risks we face. Additional risks that we do not yet know of or that we currently judge to be immaterial may also impair our business operations. If any of the events or circumstances described in the aforementioned risks or other materials actually occurs, our business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. For more information, see the sections of this prospectus entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

We have recently experienced significant reductions in demand for our products by certain customers and if this continues, our operating results will continue to be adversely impacted.

During fiscal 2011, we experienced a significant drop in our revenues, which fell by over 25% from fiscal 2010. During the second half of fiscal 2011, our revenues fell by over 55% as compared to the first half of 2010. In addition, our revenues in the first nine months of fiscal 2012 fell to $127.8 million as compared to $384.3 million in the first nine months of fiscal 2011, a 67% reduction. We believe that the reductions in our revenues were due to several factors, including, without limitation, significant slowdowns in spending by network operators in several of our markets, including North America, Europe and the Middle East. In addition, we experienced a significant reduction in demand from our original equipment manufacturing customers both as part of our strategy to reduce our dependence on low-margin commodity type business with our original equipment manufacturer customers as well as reduced demand from this overall business. In addition, certain of our suppliers have reduced or limited the amount of credit that they allocate to us, which has impacted our ability to obtain certain components, which has caused production and shipment delays that have negatively impacted revenues during the first nine months of 2012. Although we believe that quarterly revenue will increase in the future, there is no assurance that this will occur. In addition, although we believe that our relations with our customers are good, it is possible that customers could reduce their orders to us because of concerns with our negative financial results and liquidity concerns.

Also, in the past we have experienced significant unanticipated reductions in wireless network operator demand as well as significant delays in demand for 3G and 4G, or next generation service based products, due to the high projected capital cost of building such networks, network operators deciding to slowdown or delay network deployments, and market concerns regarding the interoperability of such network protocols. In addition, certain network operators may decide to consolidate all purchases of products for their network into a small group of companies in order to gain further perceived cost savings. If we are not one of these selected companies, or are required to sell our products through such consolidators, our revenues and profits may be reduced which would have an adverse effect on our business, financial condition and results of operations. In combination with these market issues, a majority of wireless network operators have, in the past, regularly reduced their capital spending plans in order to improve their overall cash flow. There is a substantial likelihood that the ongoing economic weakness and uncertainty will have continuing effects throughout 2012 and beyond, thereby having a negative impact on network operator deployment spending plans. The impact of any future reduction in capital spending by wireless network operators, coupled with any delays in the deployment of wireless networks, will result in further reduced demand for our products, which will have a material adverse effect on our business, financial condition and results of operation.

Our limited cash and negative operating results have impacted our supply chain.

As of September 30, 2012, we had approximately $16.3 million in unrestricted cash available for operations. Although we recently entered into the Credit Agreement, we continue to take aggressive steps to preserve our cash resources, and we have extended the payment terms to our component suppliers and other vendors. In addition, our negative operating results have caused certain of our suppliers to reduce credit terms extended to us and some suppliers have required us to pay for components more frequently than in the past. Some suppliers have put us on credit hold, and some suppliers are requiring cash in advance payment terms. One supplier has filed a lawsuit to seek recovery of alleged past due amounts. As a result, we have experienced shortages of components, including single-sourced and limited source components, which have impacted deliveries of products to our customers. While we are actively working to replace such suppliers and obtain multiple supply sources for single or limited source components, there can be no assurance that we will be able to obtain sufficient quantities of such components in the desired time periods. In addition, our principal contract manufacturer, Tatfook, has restricted credit offered to us, which has led to a dispute and is negatively impacting the supply of finished goods.

Due to these factors, we experienced production and shipment delays during the third quarter of 2012 and these delays are continuing, which has had a negative impact on our ability to fulfill customer orders and our revenues. If the production and delivery delays continue such that we do not meet the agreed upon delivery date with our customers, the delays could result in lost revenues due to customer cancellations as well as potential financial penalties payable to our customers. Any such loss of revenue or financial penalties would have a material adverse effect on our business, financial condition and results of operations. If we are unable to generate more cash through operations or complete an additional financing, we will have further disruptions in our production capacity, which will have a negative impact on our results of operations.

Despite our recent issuance of senior secured term loans, we will likely need additional capital in the future but additional financing may not be available on favorable terms or at all.

We have experienced net losses and operating cash flow deficits for the past four quarters. As of September 30, 2012, we had approximately $16.3 million in unrestricted cash. In the first nine months of fiscal 2012 we used $84.8 million of cash in operating activities and in all of fiscal 2011 we used $47.9 million. If we are not successful in reducing our use of cash and growing our revenues, reducing our manufacturing costs and operating expenses, reducing our inventories and accounts receivable, and managing the worldwide aspects of our company, our operations may not generate positive cash flow, and we may consume our cash resources. We have initiated cost reduction measures to further lower our manufacturing costs, reduce our operating expenses and conserve cash, principally through the use of targeted headcount reductions and office closures. However, there can be no assurance that these or any other restructuring activities will be successful in reducing our cash used in operating and manufacturing activities.

On July 3, 2012, we terminated our credit agreement with Wells Fargo and no longer have the ability to make borrowings under that facility. In addition, on September 11, 2012, we entered into the Credit Agreement pursuant to which the lenders provided us an initial $35,000,000 secured term loan and agreed to provide us with additional secured term loans of up to $15,000,000, subject to the satisfaction of certain closing conditions. However, there can be no assurance that the initial $35,000,000 loan will be sufficient to allow us to achieve our financial objectives. In addition, there can be no assurance that we will be able to satisfy the various conditions, including compliance with specific financial covenants, necessary to allow us to borrow the additional $15,000,000 (or any portion thereof).

We are in the process of considering several financing alternatives, including the issuance of new debt securities for cash or in exchange for existing debt securities. However, our recent financial and operating performance has made it more difficult to obtain new sources of financing. In addition, a number of macroeconomic factors, including the ongoing worldwide economic uncertainty, concerns surrounding sovereign debt in certain countries in Europe, ongoing tight credit markets, and continuing high unemployment numbers, create additional difficulties for obtaining financing. As a result, there is no assurance that we will be able to obtain new financing on favorable terms or at all or that the amount of cash raised in any such financing will be sufficient to allow us to comply with the covenants under our Credit Agreement or obtain our financial objectives. In addition, it is possible that any financing will include the issuance of securities exercisable for or convertible into common stock for nominal consideration or other terms that are dilutive to existing stockholders. It is also possible that funding under any debt financing may be contingent upon the successful fulfillments of certain milestones or covenants, which we may not be able to achieve.

If we are unable to generate positive cash flow from operating activities, reduce our manufacturing and operating costs, or secure additional financing on acceptable terms, we may not be able to pursue our current business plan, repay our outstanding indebtedness or maintain operations at their current level or at all.

The price of our common stock has been, and may continue to be, volatile and our shareholders may not be able to resell shares of our common stock at or above the price paid for such shares.

The price for shares of our common stock has exhibited high levels of volatility with significant volume and price fluctuations, which makes our common stock unsuitable for many investors. For example, for the three years ended September 30, 2012, the closing price of our common stock ranged from a high of $23.45 to a low of $0.33 per share (in each case, as adjusted for the 1-for-5 share reverse stock split in 2011). At times, the fluctuations in the price of our common stock may have been unrelated to our financial condition and operating performance. These broad fluctuations may negatively impact the market price of our common stock.

The price of our common stock may continue to fluctuate greatly in the future due to a variety of factors, including:

•	fluctuations in our results of operations or the operations of our competitors or customers;

•	the loss of key customers or significant reductions in the amount or value of orders from key customers;

•	failure of our results of operations and sales revenues to meet the expectations of stock market analysts and investors;

•	the aggregate amount of our outstanding indebtedness and additional indebtedness that could be issued under our Credit Agreement, and perceptions about our ability to make debt service payments;

•	reductions in wireless infrastructure demand or expectations regarding future wireless infrastructure demand by our customers;

•	delays or postponement of wireless infrastructure deployments, or larger than anticipated costs associated with such deployments;

•	changes in stock market analyst recommendations regarding us, our competitors or our customers;

•	the timing and announcements of technological innovations, new products or financial results by us or our competitors;

•	increases in the number of shares of our common stock outstanding, including upon the conversion of outstanding debt securities or the exercise of outstanding warrants;

•	changes in the wireless industry;

•	changes in general financial and other market conditions; and

•	domestic and international economic and regulatory conditions.

In addition, the potential conversion of our outstanding convertible debt and the exercise of the Warrants could result in a significant increase in the number of outstanding shares of our common stock. Such an increase may lead to sales of shares or the perception that sales may occur, either of which may adversely affect the market for, and the market price of, our common stock. Any potential future sale or issuance of shares of our common stock or instruments convertible or exchangeable into shares of our common stock, or the perception that such sales or transactions could occur, could adversely affect the market price of our common stock. Based on the foregoing factors, we expect that our stock price will continue to be extremely volatile. Therefore, we cannot guarantee that our investors will be able to resell shares of our common stock or other securities at or above the price at which they purchased them.

A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock or a reduction in our ability to raise capital. Any reduction in our ability to raise equity capital in the future may force us to allocate funds from other planned uses and could have a significant negative effect on our business plans and operations.

USE OF PROCEEDS

The shares of our common stock covered by this prospectus are issuable upon exercise of the Warrants, which, under certain circumstances, could result in our receipt of cash proceeds from the Selling Stockholder. However, this prospectus does not cover the exercise of the Warrants and the resulting issuance of the Warrant Shares to the Selling Stockholder, which are expected to be effected in one or more private transactions exempt from registration under the Securities Act. Accordingly, all proceeds from the sale of the Warrant Shares by the Selling Stockholder under this prospectus will belong to the Selling Stockholder, and we will not receive any proceeds from the sale of such Warrant Shares by the Selling Stockholder.

SELLING STOCKHOLDERS

This prospectus relates to the offer and sale, from time to time following the date hereof, of up to 3,750,000 shares of our common stock by the “Selling Stockholder” named herein. As used in this prospectus, the term “Selling Stockholder” includes the selling stockholder named herein and any of its pledgees, donees, transferees, assignees and successors-in-interest, individually and collectively. These shares are issuable upon the exercise of Warrants that were issued, or may, upon satisfaction of the Closing Conditions, be issued, to the Selling Stockholder pursuant to the Credit Agreement. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale by the Selling Stockholder of shares under this prospectus.

The transactions that resulted in the issuance of the Warrants to the Selling Stockholder and our obligation to register the Warrant Shares for resale under this prospectus are described below. See the section in this prospectus entitled “About the Company – Recent Developments” beginning on page 4, as well as the documents incorporated by reference in this prospectus and any prospectus supplement (and the documents filed as exhibits to such documents), for additional information about these transactions.

Credit Agreement

On September 11, 2012, we entered into a Credit Agreement with P-Wave Holdings, LLC (an affiliate of The Gores Group, LLC), as the agent and the lender. Pursuant to the Credit Agreement, the Selling Stockholder provided us an initial $35,000,000 senior secured term loan and will, from time to time thereafter, make available to us additional senior secured term loans of up to $15,000,000, which we may request in one or more advances, subject to the satisfaction of certain closing conditions, including: (i) no event of default occurring or continuing under the Credit Agreement; (ii) prior payment in full of all fees and expenses due under the Credit Agreement and the Warrants; (iii) prior issuance of all Warrants due and payable under the Credit Agreement; and (iv) us providing the agent with evidence of our achievement of forecasted revenues for the fiscal quarter ended on or about January 1, 2013. See the section in this prospectus entitled “Selling Stockholder – Warrants to Purchase Common Stock” for additional information about the Selling Stockholder’s commitment to make the Delayed Draw upon the satisfaction of the Closing Conditions.

After taking into account the placement of $5,000,000 of the gross proceeds into a reserve account, and the payment of fees and expenses in connection with the Credit Agreement, we received net proceeds of approximately $26,840,000 pursuant to the Initial Draw. The proceeds will be used for working capital and general corporate purposes.

Concurrently with the execution of the Credit Agreement, we entered into certain additional agreements and documents, including: (i) the Security Agreement, (ii) the Warrants, and (iii) the Registration Rights Agreement.

Security Agreement

Pursuant to the terms of the Security Agreement, among other things, we (i) granted to the agent a first priority perfected security interest in substantially all of our assets, including all of our intellectual property rights, and (ii) pledged and delivered possession of all of the equity securities held by us in certain of our domestic subsidiaries and 66% of the equity securities of certain of our foreign subsidiaries.

Warrants to Purchase Common Stock

As consideration for the issuance of term loans pursuant to the Credit Agreement, we agreed to issue Warrants to purchase 75,000 shares of common stock for each $1,000,000 of principal amount actually advanced under the Credit Agreement. Accordingly, in connection with closing the Initial Draw, we issued Warrants to purchase 2,625,000 shares to the Selling Stockholder. In the event that we satisfy the Closing Conditions and elect to draw the entire $15,000,000 Delayed Draw amount, we will be obligated to issue Warrants to purchase an additional 1,125,000 shares to the Selling Stockholder. The Selling Stockholder does not have any control over whether the Closing Conditions will be satisfied. In addition, to the extent we satisfy the Closing Conditions and elect to draw all or any portion of the Delayed Draw, the Selling Stockholder will be irrevocably committed to make the Delayed Draw and we will be irrevocably committed to issue additional Warrants based on the additional amount actually drawn under the Delayed Draw.

The exercise price of the Warrants is $0.50, subject to adjustment as described below. The Warrants have a term of ten years.

In the event that we, at any time while any of the Warrants are outstanding, issue or sell additional shares of common stock for consideration per share less than the exercise price, then the exercise price in effect immediately prior to such issuance will be reduced based upon a formula set forth in the Warrants. The formula provides a customary “weighted-average exercise price” adjustment that could result in a decrease in the exercise price and a corresponding increase in the number of shares issuable upon conversion of the Warrants. The Warrants also contain customary provisions whereby, to the extent we pay stock dividends, effect stock splits or undertake certain other transactions, the number and exercise price of the shares underlying the Warrants will be proportionately adjusted.

This prospectus relates to the resale by the Selling Stockholder of the 3,750,000 shares of common stock that will be issued to the Selling Stockholder upon exercise of the Warrants that have been issued, or that may, upon the satisfaction of the Closing Conditions, be issued to the Selling Stockholder under the Credit Agreement. Pursuant to Rule 416 promulgated under the Securities Act, this prospectus also relates to an indeterminate number of additional shares of common stock that may be issuable with respect to the shares being registered hereunder as a result of the operation of the anti-dilution provisions set forth in the Warrants.

Registration Rights Agreement

In connection with the issuance of the Warrants, we entered into the Registration Rights Agreement with the agent. The Registration Statement requires that we file a registration statement with the SEC to register the Warrant Shares for resale by the Selling Stockholder, and to keep the registration statement effective until the earlier of: (i) the date a registration statement with respect to the Warrant Shares shall have become effective under the Securities Act and the Warrant Shares shall have been sold or transferred pursuant to such registration statement; or (ii) the date the Warrant Shares have actually been transferred in compliance with Rule 144 promulgated under the Securities Act (or any successor provision thereto).

This prospectus is being prepared for the purpose of registering the Warrant Shares for resale by the Selling Stockholder as required by the Registration Rights Agreement. However, the registration of the shares does not necessarily mean that any of such shares will be offered or sold by the Selling Stockholder. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale by the Selling Stockholder of shares under this prospectus.

Number of Warrant Shares to be Offered

The actual number of Warrant Shares that are ultimately offered and sold pursuant to this prospectus will depend on several factors, some of which are beyond our control, including, without limitation: (i) whether we are able to satisfy the Closing Conditions under the Credit Agreement; (ii) whether, notwithstanding our ability to satisfy the Closing Conditions, we elect to request all or any portion of the Delayed Draw; (iii) the extent to which the Selling Stockholder decides to exercise the Warrants issued to it; and (iv) the extent to which, notwithstanding the exercise of the Warrants by the Selling Stockholder, the Selling Stockholder elects to sell the Warrant Shares through the use of this prospectus.

The following table sets forth, as of November 21, 2012: (1) the name and address of the Selling Stockholder for whom we are registering the Warrant Shares under the registration statement of which this prospectus is a part; (2) the number of shares of our common stock beneficially owned by the Selling Stockholder prior to this offering, assuming that all of the Warrants have been issued and exercised; (3) the number of Warrant Shares registered hereby that may be sold pursuant to this prospectus; (4) the number of shares of our common stock expected to be owned by the Selling Stockholder after completion of this offering; and (5) the percentage of our common stock to be owned by the Selling Stockholder after completion of the offering (if one percent or more).

The percentage of outstanding common stock owned upon completion of the offering is calculated based on 31,770,931 shares of common stock issued and outstanding as of November 21, 2012. We prepared this table based on the information supplied to us by the Selling Stockholder, and we have not sought to independently verify such information.

Selling Stockholder	Common Stock Beneficially Owned Prior to the Offering				Aggregate Shares of Common Stock Being Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of the Offering(1)	Percentage of Common Stock Owned Upon Completion of the Offering(1)
	Shares Currently Beneficially Owned		Shares that may be Issued Pursuant to Delayed Draw

P-Wave Holdings, LLC(2) 10877 Wilshire Blvd. 18th Floor Los Angeles, CA 90024	2,625,000	(3)	1,125,000	(4)	3,750,000	—	*

*	Less than one percent.
(1)	Assumes the sale by the Selling Stockholder of all of the Warrant Shares issued or issuable to the Selling Stockholder pursuant to the Credit Agreement.
(2)	P-Wave Holdings, LLC is an affiliate of The Gores Group, LLC.
(3)

This amount represents the number of Warrant Shares underlying the Warrants issued to the Selling Stockholder in connection with the Initial Draw. These Warrant Shares are outstanding as of the date of this prospectus. Pursuant to the terms of the Warrants, P-Wave Holdings, LLC and any other initial holder of Warrants has agreed not to exercise any such Warrants to the extent (but only to the extent) such initial holder and its affiliates would beneficially own in excess of 4.99% of our common stock; provided, however, that this limitation may be increased to up to 9.99% of our common stock upon notice by such initial holder, with such notice effective on the 61st day following delivery of such notice to the us. These limitations only apply to P-Wave Holdings, LLC and the initial holders of the Warrants issued in connection with the Delayed Draw and do not apply to any non-affiliate successor holder of Warrants.

(4)

This amount represents the additional Warrant Shares that may be issued to the Selling Stockholder in the event that we satisfy the Closing Conditions and elect to draw the entire $15,000,000 Delayed Draw amount. The Selling Stockholder does not have any control over whether we satisfy the Closing Conditions. In addition, to the extent we satisfy the Closing Conditions and elect to draw all or any portion of the Delayed Draw, the Selling Stockholder will be irrevocably committed to make the Delayed Draw and we will be irrevocably committed to issue additional Warrants based on the additional amount actually drawn under the Delayed Draw.

PLAN OF DISTRIBUTION

We are registering the Warrant Shares to permit the Selling Stockholder to conduct public secondary trading of such shares from time to time after the date of this prospectus. The Selling Stockholder, or its pledgees, donees, transferees, or any of their successors in interest, selling Warrant Shares received from a named Selling Stockholder as a gift, distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be deemed a Selling Stockholder), may sell the Warrant Shares registered hereby from time to time, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee(s) in the list of Selling Stockholders under this prospectus, on any national securities exchange or automated interdealer quotation system on which the shares are listed or quoted at the time of sale, in the over-the-counter market, in privately negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at fixed prices which may change from time to time, at varying prices determined at the time of sale or at prices otherwise negotiated. The Selling Stockholder may sell the Warrant Shares by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the Warrant Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	short sales;

•	the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

•	through the writing of options, swaps or other derivatives, whether or not listed on an exchange;

•	through the distribution of the securities by any Selling Stockholder to its affiliates, partners, members or stockholders;

•	one or more underwritten offerings on a firm commitment or best efforts basis; and

•	any combination of any of these methods for sale or by any other legally available means.

The Selling Stockholder may also transfer the Warrant Shares by gift. To our knowledge, there are currently no plans, arrangements or understandings by the Selling Stockholder for the sale of any of the Warrant Shares.

The Selling Stockholder may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the Warrant Shares. These brokers, dealers or underwriters may act as principals, or as an agent of a Selling Stockholder. Broker-dealers may agree with a Selling Stockholder to sell a specified number of the Warrant Shares at a stipulated price per share. If the broker-dealer is unable to sell the Warrant Shares acting as an agent for a Selling Stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire Warrant Shares as principals may thereafter resell the Warrant Shares from time to time in transactions in any national securities exchange or automated interdealer quotation system on which the securities are listed or quoted at the time of sale, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The Selling Stockholder may also sell the Warrant Shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus.

From time to time, the Selling Stockholder, and any transferees that becomes a Selling Stockholder, may pledge, hypothecate or grant a security interest in some or all of the Warrant Shares owned by them. The pledgees, secured parties or persons to whom the Warrant Shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be a Selling Stockholder. The number of a Selling Stockholder’s Warrant Shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that Selling Stockholder’s Warrant Shares will otherwise remain unchanged. In addition, a Selling Stockholder may, from time to time, sell the Warrant Shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act, the aggregate amount of a Selling Stockholder’s Warrant Shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Warrant Shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Stockholder and/or purchasers of a Selling Stockholder’s Warrant Shares, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The Selling Stockholder and any underwriters, broker-dealers or agents who participate in the sale or distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any discounts, concessions, commissions or fees received by them and any profit on the resale of the Warrant Shares sold by them may be deemed to be underwriting discounts and commissions under the Securities Act. A Selling Stockholder that is deemed to be an “underwriter” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. In addition, underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

A Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Warrant Shares in the course of hedging the positions they assume with such Selling Stockholder, including, without limitation, in connection with distributions of the Warrant Shares by those broker-dealers. A Selling Stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the Warrant Shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares. A Selling Stockholder may also loan or pledge the Warrant Shares offered hereby to a broker-dealer and the broker-dealer may sell the Warrant Shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.

The Selling Stockholder and other persons participating in the sale or distribution of the Warrant Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the Warrant Shares by the Selling Stockholder or any other person. The anti-manipulation rules under the Exchange Act may apply to sales of the Warrant Shares in the market and to the activities of the Selling Stockholder and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the Warrant Shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the Warrant Shares and the ability of any person or entity to engage in market-making activities with respect to the Warrant Shares.

We have agreed to indemnify, in certain circumstances, the Selling Stockholder and its directors, officers, employees and agents, and each person, if any, who controls the Selling Stockholder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against certain liabilities, including liabilities under the Securities Act. The Selling Stockholder has agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

The Warrant Shares offered hereby were or will be originally issued to the Selling Stockholder pursuant to an exemption from the registration requirements of the Securities Act. Pursuant to the Registration Rights

Agreement, we agreed to register the Warrant Shares under the Securities Act, and to keep the registration statement, of which this prospectus is a part, effective until the earlier of: (i) the date a registration statement with respect to such Warrant Shares shall have become effective under the Securities Act and such Warrant Shares shall have actually been sold or transferred pursuant to such registration statement; or (ii) the date such Warrant Shares have been transferred in compliance with Rule 144 promulgated under the Securities Act (or any successor provision thereto). We have agreed to pay all expenses in connection with this offering, excluding underwriting and placement discounts and commissions, agency and placement fees, broker’s commissions and transfer taxes, if any.

We will not receive any proceeds from the sales of any shares by the Selling Stockholder.

We cannot assure you that the Selling Stockholder will sell all or any portion of the shares offered hereby. We also cannot assure you of the number of shares that may be sold by the Selling Stockholder hereby. See the section in this prospectus entitled “Selling Stockholder - Number of Warrant Shares to be Offered” beginning on page 13 for additional information.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, the validity of the issuance of the Warrant Shares offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from Powerwave Technologies, Inc.’s Current Report on Form 8-K, filed on November 16, 2012, and the effectiveness of Powerwave Technology Inc.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and includes an explanatory paragraph for a subsequent event relating to Powerwave Technologies, Inc.’s ability to continue as a going concern; and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC with respect to the common stock covered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file periodic reports, current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. The SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, where our SEC filings are also available. The address of the SEC’s website is www.sec.gov. The information is also available on our website at www.powerwave.com. Information contained in or accessible through our website does not constitute part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference into this registration statement and prospectus the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of common stock covered by this prospectus, except for information furnished under any item of Form 8-K which is neither deemed filed nor incorporated by reference herein:

•

Our Annual Report on Form 10-K for the fiscal year ended January 1, 2012, filed with the SEC on February 28, 2012, other than Item 8 thereto, which is superseded and replaced in its entirety by Item 8.01 of our Current Report on Form 8-K filed with the SEC on November 16, 2012;

•	Our Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended January 1, 2012, filed with the SEC on April 30, 2012;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2012, filed with the SEC on May 11, 2012

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2012, filed with the SEC on August 10, 2012;

•	Our Amendment No. 1 to Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2012, filed with the SEC on August 17, 2012;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012, filed with the SEC on November 9, 2012.

•

Our Current Reports on Form 8-K, filed with the SEC on January 4, 2012, March 6, 2012, April 25, 2012, May 30, 2012, June 20 2012, July 9, 2012, August 22, 2012, September 12, 2012 (two Current Reports filed on this date), September 13, 2012, September 27, 2012, October 31, 2012 and November 16, 2012; and

•

Our Registration Statement on Form 8-A, filed with the SEC on December 19, 2002, as amended by Form 8-A/A, filed with the SEC on August 14, 2008, describing our common stock, and any amendment or report filed with the SEC for the purpose of updating the description.

You may request a copy of these filings (excluding an exhibit to a filing, unless that exhibit is specifically incorporated by reference into such filing), at no cost, by written or oral request made to us at the following address or telephone number:

Powerwave Technologies, Inc.

1801 E. St. Andrew Place, Santa Ana, California 92705

Attention: Investor Relations

Phone: (714) 466-1000; Fax: (714) 466-5801

Subject to Completion, Dated November 21, 2012

PROSPECTUS

3,750,000 SHARES OF COMMON STOCK

OFFERED BY SELLING STOCKHOLDERS

The date of this prospectus is November 21, 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses payable by us in connection with the sale of the securities being registered hereunder. None of the expenses set forth herein shall be borne by the Selling Stockholder. All of the amounts shown below are estimates, except for the SEC registration fee.

Amount to be paid
SEC registration fee	$163.68
Accounting fees and expenses	$20,000.00
Legal fees and expenses	$20,000.00
Miscellaneous	$836.32

Total	$41,000.00

Item 15. Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law (“DGCL”) provides that a Delaware corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal.

With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person was or is a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Section 145(c) of the DGCL provides that where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Our Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws eliminate the liability of directors to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL.

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements provide for the indemnification of directors and officers against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law. In addition, our directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by us.

Item 16. Exhibits

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of the Company, as amended through October 28, 2011 (Incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K, filed with the SEC on February 28, 2012).

3.2	Second Amended and Restated Bylaws of the Company, as amended through March 18, 2011 (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 9, 2011).

4.1	Form of Warrant to Purchase Common Stock. (incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2012).

4.2	Registration Rights Agreement, dated September 11, 2012, by and among the Company, the lenders signatory thereto and P-WAV Holdings, LLC. (incorporated by reference to Exhibit 4.2 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2012).

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation. †

23.1	Consent of Independent Registered Public Accounting Firm. †

23.2	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1 hereto).

24.1	Power of Attorney (included on signature page hereto).

†	Filed herewith

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California, on November 21, 2012.

POWERWAVE TECHNOLOGIES, INC.

By:	/s/ Ronald J. Buschur
Ronald J. Buschur
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Powerwave Technologies, Inc., do hereby constitute and appoint Ronald J. Buschur and Kevin T. Michaels, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this registration statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RONALD J. BUSCHUR	President, Chief Executive Officer and Director (Principal Executive Officer)	November 21, 2012
Ronald J. Buschur

/s/ KEVIN T. MICHAELS	Chief Financial Officer (Principal Financial and Accounting Officer)	November 21, 2012
Kevin T. Michaels

/s/ CARL W. NEUN	Chairman of the Board of Directors	November 21, 2012
Carl W. Neun

/s/ JOHN L. CLENDENIN	Director	November 21, 2012
John L. Clendenin

/s/ MOIZ M. BEGUWALA	Director	November 21, 2012
Moiz M. Beguwala

/s/ RICHARD BURNS	Director	November 21, 2012
Richard Burns

/s/ DAVID L. GEORGE	Director	November 21, 2012
David L. George

/s/ EUGENE L. GODA	Director	November 21, 2012
Eugene L. Goda

/s/ KEN J. BRADLEY	Director	November 21, 2012
Ken J. Bradley

EXHIBIT INDEX

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of the Company, as amended through October 28, 2011 (Incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K, filed with the SEC on February 28, 2012).

3.2	Second Amended and Restated Bylaws of the Company, as amended through March 18, 2011 (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 9, 2011).

4.1	Form of Warrant to Purchase Common Stock. (incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2012).

4.2	Registration Rights Agreement, dated September 11, 2012, by and among the Company, the lenders signatory thereto and P-WAV Holdings, LLC. (incorporated by reference to Exhibit 4.2 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2012).

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation. †

23.1	Consent of Independent Registered Public Accounting Firm. †

23.2	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1 hereto).

24.1	Power of Attorney (included on signature page hereto).

†	Filed herewith